3560 Bassett Street, Santa Clara, CA 95054-2704

www.intevac.com	T 408 986 9888	F 408 727 5739

September 16, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jay Webb, Accounting Reviewer
Re: Intevac Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 4, 2009
Ladies and Gentlemen:
This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated August 26, 2009, from Mr. Jay Webb to Mr. Jeffrey Andreson of Intevac Inc. (“Intevac” or “the Company”). For your convenience, we have set forth below the Staff’s comment in italicized text. Intevac’s response to the Staff’s comment follows immediately after the text.
Item 11 Executive Compensation, page 69
1.	We note your response to our prior comment 1 and your discussion of certain examples and how disclosure of the information would cause substantial competitive harm on a historical as well as a prospective basis. However, it remains unclear how certain of your examples, such as your fifth and seventh examples regarding financial metrics and cost reduction plans, would cause competitive harm on a historical basis, as it appears that your arguments do not address this historical aspect of the concerns. Also, it is unclear whether these examples represent all the factors included in the “business results, market development, product excellence, and strategic objectives” that make up your MBO goals used to determine your executive officers’ bonus amounts. Please tell us, with specificity, the factors used to calculate your MBO goals. Further provide us with your detailed analysis as to why each factor would cause harm on a historical basis.
Response:
          The Company respectfully advises the Staff that, as discussed in the Company’s Definitive Proxy Statement filed on Schedule 14A with the Commission on April 2, 2009 (the “Proxy Statement”) and in the Company’s response to prior comment 7, the specific goals and targets that factor into the Company’s target bonus amounts for the Company’s Named Executive Officers relate to business results, market development, product excellence and strategic objectives, and that information related to those goals and targets is sensitive with respect to historical information as well as information related to future periods. The Company strongly reaffirms its belief that disclosure of its performance targets would result in competitive harm to the Company and therefore may be omitted under Instruction 4 to Item 402(b). In addition, the Company believes that given the specificity and large number of the goals and objectives, the information would be of limited use to investors, and that therefore giving disclosure of the general categories and examples within the categories, but not the specific goals, would be the most appropriate approach to disclosure.
          Intevac’s bonus compensation is calculated based on a formula that includes specific individual goals, ranging in number from 50 to more than 100 for each Named Executive Officer within several broader categories (business results, market development, product excellence and strategic objectives). There are a large number of specific measures within each category. For instance a specific cost reduction measure for a product would fall under business results, penetration of a new customer would fall under market development, the release of a feature of a product under development would come under product excellence, or finding a strategic partner could fall under strategic objectives. These goals refer to extremely specific actions and cannot be obtained from the Company’s financial statements. Our prior response listed 7 areas that were not intended to represent specific goals for the Named Executive Officers, but was an attempt to categorize typical types of objectives that would be sensitive. The Company continues to believe that each of these types of objectives would result in competitive harm to the Company, as further discussed below in addition to being too numerous to disclose.
          Disclosure of information on a historical basis related to financial metrics as in example 5 would cause harm as it would provide competitors with data to benchmark their own results and make claims that they are more successful than Intevac, especially if they are not required to disclose the same level of detail about their business. As discussed elsewhere in this letter, many of the financial metrics used as goals cannot be obtained from the Company’s financial statements and are extremely specific in nature. Intevac reports its financial results in two segments, Equipment and Intevac Photonics. Both of these segments offer multiple products. We do not disclose product level financial information in our periodic reports, including individual product revenue and gross margins. Historically, our NEO’s have had specific financial targets for products within each of our reportable segments.
          Disclosure of information on a historical basis related to cost reduction plans as in example 7 would cause harm as revealing successful past cost reductions may result in our customers requesting price reductions. As discussed in the prior example, we operate in multiple segments and offer numerous products within those segments. We do not disclose product level cost information in our periodic reports. If our customers were to have access to information that we have reduced costs related to specific products, they may request a price reduction. In addition, revealing cost reductions achieved through supplier collaboration may be detrimental to our suppliers as their other customers may request similar price reductions.
          Whether or not performance goals such as those described are achieved, the disclosure of these goals and their results in a subsequent year will provide the Company’s competitors with valuable information regarding the Company’s strategic direction and internal operations. Competitors would then be able to utilize this information and target the Company’s customers, design similar products, or alter the timing of the launch of their own similar products. Thus, disclosure of the objectives would clearly be harmful to the Company, its future operations, and its stockholders.
          Moreover, the disclosure of financial targets that form a part of an executive’s performance goals would be unnecessary and misleading to investors. The Company provides quarterly guidance with respect to its business outlook, which informs investors of the Company’s expected performance. In general, performance targets for the MBO goals are set at aggressive levels, such that they anticipate performance in excess of what would be considered normal performance in the expected economic environment. The financial targets in an executive’s performance goals are established annually at the beginning of the year and are generally “stretch” goals and reasonably difficult to achieve, and therefore may not align to the most current expectation of the Company’s financial performance provided in our quarterly guidance. The disclosure of such targets on a historical and on a prospective basis would cause confusion in the investment community, especially as more current targets are already provided by the Company in its quarterly guidance, and may provide stockholders and potential investors with misleading information regarding the Company’s expectations of its financial performance. This would clearly be harmful to the Company and its stockholders.
          Accordingly, for all of the reasons outlined above and in the Company’s response to prior comment 7, the Company strongly reaffirms its belief that disclosure of its performance targets would result in competitive harm to the Company and therefore may be omitted under Instruction 4 to Item 402(b).
          Perhaps more importantly, regardless of whether the information is confidential or not, the volume of the objectives is so large that we believe it would not be feasible, or useful, to disclose it. As stated above, each of our Named Executive Officers has from 50 to more than 100 specific goals, and each NEO has their own unique combined set of goals, although there is some overlap between individuals. Therefore, we believe it would not be feasible to list all the individual objectives, and not helpful for an investor. However, the Company does think it would be useful to describe some examples of goals to investors.
          In future filings, we will update the disclosure to better describe our bonus structure. For example, the following is a proposed revision to the Company’s description of its determination of bonus payments in 2008:

Performance-based annual cash bonus:
     We provide performance-based annual cash bonuses to our Named Executive Officers and other vice-president and director level employees under our Executive Incentive Plan. The total amount payable under the Executive Incentive Plan is determined based on Intevac’s financial performance. The objective of the Executive Incentive Plan is to align our executive compensation with actual short-term business performance and with non-financial business objectives.
     The components to determine the performance-based cash bonus include:
•	Bonus Pool;

•	Target Bonus; and

•	Management by Objectives
     Each of these components and the resulting calculation of the annual bonus payments are described in more detail below.
     Bonus Pool: Proforma Annual Income before Income Taxes, as further described below, is the single largest determinant of individual bonuses. The total amount of Executive Incentive Plan bonuses paid (the “Executive Incentive Plan Bonus Pool” or “Bonus Pool”) is determined based on the Company’s profitability, so that regardless of individual performance, if the Company is not profitable there would be no Bonus Pool and no bonuses would be paid. The total amount of Executive Incentive Plan bonuses paid to all Executive Incentive Plan participants (which includes the Named Executive Officers as well as all Intevac vice presidents and functional directors) is calculated by multiplying the Bonus Pool Percentage times “Proforma Annual Income before Income Taxes,” which is equal to the sum of income before income taxes, Bonus Pool expense, employee profit sharing expense and stock-based compensation expense. The Compensation Committee reserves the right to exclude amounts, such as extraordinary or unusual items, gains or losses when determining Proforma Annual Income before Income Taxes, but did not make any adjustments to the formula during 2008. For 2008 the Compensation Committee set a measure of 10% of the Company’s Proforma Annual Income before Income Taxes as the Bonus Pool Percentage at the beginning of 2008 after taking into consideration our projected Proforma Annual Income before Income Taxes and the total amount required to pay Executive Incentive Plan bonuses at the target level. This Bonus Pool Percentage was insufficient to pay bonuses at the 2008 target levels.
     Target Bonus: Named Executive Officers are assigned an annual Target Bonus, computed by multiplying each executive’s base salary times his or her Target Bonus Percentage. Target Bonus Percentages are determined based on competitive market data, internal equity considerations, and the degree of difficulty associated with achieving plan performance levels. Each factor is evaluated by the Committee based on data and input provided by management and an independent compensation consultant. No change was made to the Target Bonus Percentages in 2008 for Mr. Fairbairn, Mr. Andreson, Mr. Marusiak, Dr. Barnes, Dr. Pietras and Dr. Kerns which were considered by the Committee as in line with market data based on the review of Peer Company compensation practices. The Compensation Committee approved a new policy for 2008 that capped the performance-based annual cash bonuses that any Executive Incentive Plan participant could receive to a maximum of two times the target bonus, subject to the availability of such amount under the total Bonus Pool.
     Target Bonus Percentages for the CEO and other Named Executive Officers during 2007 and 2008 were as follows:

	2007 Target	2008 Target
	Bonus as a	Bonus as a
	Percent of Base	Percent of Base
Executive	Salary	Salary
Kevin Fairbairn	200%	200%
Jeffrey Andreson	75%	75%
Luke Marusiak	75%	75%
Michael Barnes	75%	75%
Joseph Pietras	75%	75%
Ralph Kerns	75%	75%

     Management by Objectives: Subsequent to the determination of the Bonus Pool as a whole and the Target Bonuses, each Named Executive Officer receives a comprehensive set of Management by Objective Goals (“MBO Goals”). The MBO Goals cover four general categories — business results, market development, product excellence and strategic objectives. The MBO Goals were approved by the Compensation Committee at the beginning of 2008, and examples of specific goals within each category are set forth below.
•	Business Results: Goals included achievements with respect to metrics such as orders, revenues, profitability, cash management, quality, cycle-time and other finance related metrics that were targeted for improvement. Examples of 2008 MBO goals included the following: achieve certain financial target metrics for revenue, orders, gross margins and operating profits by division, achieve product cost reductions for certain products, and reduce post shipment costs on certain products.

•	Market Development: Goals included achievements with respect to metrics such as market share, new customers gained for particular products, and completion of comprehensive marketing and sales plans for gaining additional business and higher gross margins. Examples of 2008 MBO goals included the following: penetrate a new customer account with certain products, complete evaluations of certain new products with certain customers, and partner with certain customers to develop applications for certain process technologies.

•	Product Excellence: Goals included achievements with respect to metrics such as target completion dates for new products or improved products, material cost and reliability goals for new products, product yield improvements, field product performance and other measures as appropriate to encourage product excellence. Examples of 2008 MBO goals included the following: develop next generation products for hard disk drive and semiconductor equipment and achieve reliability performance levels for a certain product.

•	Strategic Initiatives: Goals included achievements with respect to metrics such as business process improvements, employee reviews, employee development, safety goals and other measures needed to support Intevac’s growth. Examples of 2008 MBO goals included the following: achievement of employee development goals, completion of acquisition integration activities, and efficiency improvements in corporate service areas (finance, accounting and human resources.)
     Certain categories may not apply to some Named Executive Officers, so for example the Company’s Chief Financial Officer has goals solely related to business results and strategic objectives. The MBO Goals are generally extremely specific in nature and although a specific goal may apply to more than one Named Executive Officer, each Named Executive Officer has a unique total set of targeted goals, and each Named Executive Officer has from 50 to more than 100 specific factors, each of which is equally weighted with respect to the category. Some of the MBO Goals are assigned to more than one of the Named Executive Officers to reinforce the teamwork required to achieve results. The relative importance of the each of the areas of MBO Goals was weighted differently for each Named Executive Officer according to his area of responsibility. The weightings typically range from 10% to 50% per category. For example, Mr. Marusiak’s objectives were more heavily weighted towards Equipment business results, Dr. Pietras’ objectives were more heavily weighted towards Intevac Photonics business results, Dr. Barnes’ and Dr. Kerns’ objectives were more heavily weighted towards Equipment product excellence and Mr. Fairbairn’s and Mr. Andreson’s objectives were more heavily weighted towards company-wide performance.
     Achievability of MBO Goals: In general, total performance targets for the MBO goals of each Named Executive Officer are set at aggressive levels, such that they anticipate performance in excess of what would be considered normal performance in the expected economic environment. The Chief Executive Officer recommends the MBO goals to the Compensation Committee, and these goals are typically considered stretch goals and therefore perceived by the Compensation Committee to be reasonably difficult to achieve. The performance measures established by the Committee to determine payouts under the plan are tied both to the Company’s actual Proforma Annual Income before Income Taxes and to the individual’s MBO goals. Even where the Proforma Annual Income before Income Taxes target is achieved, the actual payout to each participant employee depends on his or her MBO goal achievement for the measurement period. The performance measures at both the Company and individual levels are aggressive and difficult to achieve, and if achieved at 100% would exceed the Company’s operational and financial expectations for the measurement period. Due to their challenging nature, historical achievement of performance goals has fluctuated from year to year. In early fiscal 2008, achievement of the target business results was believed to be attainable with significant effort, but because of difficult market conditions within the industry, achievement was not believed to be certain. In fact, the Company did not achieve the target performance level for fiscal 2008. As a result, no bonuses were paid to the Named Executive Officers for fiscal 2008.

     Measurement: The Named Executive Officers’ performance against each of the MBO Goals is scored and tallied at the end of the year by management. This numerical grading is used to formulaically adjust the allocation of individual bonuses from the pool, with higher graded executives receiving a larger allocation and lower graded executives receiving a smaller allocation. The performance and evaluation was then reviewed and approved by the Compensation Committee. In each instance, the total bonus amount available is ultimately dictated by the size of the Bonus Pool. Mr. Fairbairn’s performance was evaluated by the independent members of the Board of Directors.
     Actual Bonus Payments: No bonus payments were made to the Named Executive Officers in 2008 as Proforma Annual Income before Income Taxes was a loss and therefore the size of the Bonus Pool was zero. The 2008 target bonuses of the CEO and other Named Executive Officers and the actual 2007 bonuses are shown in the following table:

	2007	2008	2008
	Actual	Target	Actual
Executive	Bonus	Bonus	Bonus
Kevin Fairbairn	$677,465	$936,042	$—
Jeffrey Andreson	$100,000	$195,016	$—
Luke Marusiak	$150,645	$202,800	$—
Michael Barnes	$145,463	$202,800	$—
Joseph Pietras	$136,239	$191,318	$—
Ralph Kerns	$115,220	$161,335	$—
We acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any comments or questions regarding this filing to me at (408) 588-2140 or to Kevin Soulsby, Controller of the Company, at (408) 496-2837.

Very truly yours,
/s/ Jeffrey S. Andreson
Jeffrey S. Andreson
Executive Vice President and Chief Financial Officer

cc:	David S. Dury, Chair, Audit Committee of the Board of Directors
Kevin Fairbairn, Chief Executive Officer
Kevin Soulsby, Corporate Controller
Jacqueline Akerblom, Grant Thornton LLP
Melissa Hollatz, Wilson Sonsini Goodrich & Rosati

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